UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-35002
CUSIP Number     83002F100

(Check One):                         ☑ Form 10-K          ☐ Form 20-F          ☐ Form 11-K          ☐ Form 10-Q          ☐ Form 10-D          ☐ Form N-SAR          ☐ Form N-CSR

For Period Ended:             December 31, 2015

☐         Transition Report on Form 10-K
☐         Transition Report on Form 20-F
☐         Transition Report on Form 11-K
☐         Transition Report on Form 10-Q
☐         Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

6D Global Technologies, Inc.
Full Name of Registrant

_____________________________________________________________________________________
Former Name if Applicable

17 State Street, Suite 2550
Address of Principal Executive Office

New York, NY 10004
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due   date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The registrant’s Annual Report on Form 10-K for the period ended December 31, 2015 cannot be filed by its due date because the Registrant cannot finalize its audited financial statements as of and for the fiscal year ended December 31, 2015 without unreasonable effort and expense.  The Registrant anticipates filing the Annual Report on Form 10-K for the period ended December 31, 2015 on or before March 30, 2016.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Tejune Kang	(646)	681-4900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  Yes ☑ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the registrant will report a substantial net loss attributable to:

•	An increase in operating expenses, including an increase in:
o	Compensation and related expenses;
o	Selling and general administrative expenses;
o	Insurance costs and fees;
o	Stock based compensation related to stock grants and stock options grants;
o	Costs related to rent from acquisitions and office expansions;
o	Costs related to office expenditures from acquisitions and office expansions, employee training, and software system;
o	Professional fees for the use of outside services, consultants, accounting firms and legal firms;
o	One-time legal and consulting fees related to inquiries received and suspension procedures from NASDAQ and legal matters regarding on-going litigation;
o	Depreciation expense and amortization of intangibles, also related to acquisitions and office expansion.
•
An increase in other expenses, primarily related to promissory notes and capital leases, accretion associated with acquisition related contingent consideration, loss on debt extinguishment, loss on derivative liability and other income (expense).

•	Deemed dividends for preferred stock and accretion of equity issuance costs.

Due to the delay in the registrant finalizing its audited financial statements, it is not possible to provide a further, reasonable estimate of the changes in results of operations from the corresponding period for the latest fiscal year.

6D Global Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 15, 2016                                                                  /s/ Tejune Kang
By:  Tejune Kang
Title: Chief Executive Officer